

June 29, 2022

Robert Gagnon
Chief Business and Financial Officer
Verastem, Inc.
117 Kendrick Street
Suite 500
Needham, MA 02494

      Re: Verastem, Inc.
           Form 10-K
           For the Year Ended 12/31/2021
           File No. 001-35403

Dear Mr. Gagnon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview
Research and Development Expenses, page 66

1. As research and development is a significant part of your business, please provide the following information with a view toward disclosure in your future filings:
- How you track and account for research and development expenses, including both direct and indirect expenses;
- The cost incurred for each period presented for VS-6766 + Defactinib projects segregated from the VS-6766 + Other Combinations projects; and
- If you do not track research and development expenses by product, explain why you are no longer able to do so and provide a breakdown of research and development expenses by nature of expense in future filings.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences